BLUE POWER ENERGY CORPORATION
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED
2006 MAR 22 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2, 2006

Exemption No. 82-2213

06011848

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the change in the date of the Annual and Special Meeting of Shareholders **from March 28th, 2006 to April 11th, 2006**, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

BLUE POWER ENERGY CORPORATION

Per: George A. Duguay

GAD/cd

Encl.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [ ] Change [X]

Issuer Name (maximum 30 characters)

English: BLUE POWER ENERGY CORPORATION

French:

Address: 360 BAY STREET, SUITE 500, TORONTO, ONTARIO, M5H 2V6

Telephone: 416-361-0737

Contact Name: GEORGE A. DUGUAY

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: ROSA VIEIRA

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [X] Special
- [ ] General
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

Record Date: 2006 02 23 (yyyy mm dd)
Meeting Date: 2006 04 11 (yyyy mm dd)
Material Mail Date: 2006 03 14 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

[1]	# of publications at $93.00 per publication	$: 93.00
	Plus 7% GST	$: 6.51
	or 15% HST (*Nfld, NS, NB residents only*)	$
	Subtotal	$: 99.51
	Plus 7.5% QST (*Quebec residents only*)	$
	Total payment enclosed	$: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 095907 1014	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party ____________

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay	[signature]	March 2, 2006
Title	Signature	Date

CDSX166 (02/03) front